February 29, 2016

VIA EDGAR

Jaime G. John
Accounting Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mailstop 3233
Washington, D.C. 20549

Re:	Apple REIT Ten, Inc.
Form 10-K for the year ended December 31, 2014 Filed March 6, 2015 File No. 000-54651

This letter is being submitted on behalf of Apple REIT Ten, Inc. (“the Company”) in response to your letter dated February 16, 2016.  The letter repeats the comment from your letter in bold together with our response.

Item 5. Market For Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 24

1.	We note your response to prior comment 1. In future filings, please consider supplementing your NAV disclosures to include:
a.	an analysis of the relationship between the aggregate purchase price of your properties, as adjusted for related capital expenditures, and the value assigned to your properties; and
b.	the NAV estimate for the prior period.

The Company will add to its 2015 Form 10-K, Item 5. an analysis of the relationship between the aggregate purchase price of the Company’s properties, as adjusted for related capital expenditures, and the Estimated Fair Value of Real Estate included in the disclosure.  Additionally, we will add the prior year estimated value per share as part of the 2015 Form 10-K, Item 5. disclosures.

Please let me know if you have any questions or if we can provide additional information.  My direct number is
(804) 727-6330.

 Sincerely,

Apple REIT Ten, Inc.

 By: /s/ Bryan Peery
 Bryan Peery
 Chief Financial Officer

Cc:    Mark Rakip - Staff Accountant
James Anderson - McGuire Woods
Justin Knight
David Buckley